

June 27, 2013

Via E-mail
Richard E. Waugh
Chief Executive Officer and Director
The Bank of Nova Scotia
44 King St. West
Scotia Plaza, 8th Floor
Toronto, Ontario, Canada M5H 1H1

> **Re:** **The Bank of Nova Scotia**
> **Registration Statement on Form F-3**
> **Filed May 31, 2013**
> **And Documents Incorporated by Reference**
> **File No. 333-188984**

Dear Mr. Waugh:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. We note that you reference, but did not include, a form of prospectus supplement in your Form F-3. Please be aware that we need to review the form of prospectus supplement in order to complete a review of the prospectus, as well as confirm compliance with Regulation AB disclosure requirements. Please amend your filing accordingly. Refer to Item 1103(a) of Regulation AB for a list of items that should be included in a prospectus summary.

Richard E. Waugh
The Bank of Nova Scotia
June 27, 2013
Page 2

2.   Please ensure that you have provided all of the information required under Items 1105(b)
        and 1111 (including paragraphs (b) and (c)) of Regulation AB. It appears you are
        missing disclosure relating to, without limitation, delinquencies, obligor credit quality
        and material pool characteristics. Please revise accordingly or advise.

3.   Please ensure that you have provided all of the information required under Item 1104(e)
        of Regulation AB. It appears you are missing disclosure required by Exchange Act Rule
        15Ga-1(a). Please revise accordingly or advise.

4.   We note that Scotiabank Covered Bond Guarantor Limited Partnership, as co-registrant,
        has not also filed this registration statement with its own CIK number. Please revise with
        your next amended filing.

Prospectus Cover Page

5.   We note your statement here and on page 10 that "enforcement by investors of civil
        liabilities under United States federal securities laws may be affected adversely by the
        fact that The Bank of Nova Scotia is a Canadian bank." We also note that this discussion
        does not appear in the Risk Factors section of the prospectus. Please revise and add a risk
        factor to discuss any risks associated with the enforcement of civil liabilities under
        United States federal securities laws.

6.   We note your use of acronyms here and throughout the prospectus. Please define
        acronyms upon first use.

Forward-Looking Statements, page7

7.   As the Guarantor is not currently subject to the repowering requirements of Section 13(a)
        or 15(d) of the Securities Exchange Act of 1934, it is not eligible for the "safe harbor
        provisions" of the United States Private Securities Litigation Reform Act of 1995. Please
        revise your disclosure to clarify that the safe harbor provisions do not apply to the
        Guarantor.

Program Structure Diagram, page 13

8.   Please revise your program structure diagram to indicate who will receive and who will
        pay the interest (if any) on the covered bonds once they have been issued and sold.

Summary of the Covered Bond Program, page 14

9.   Please revise to indicate that the conditions mentioned in this section refer to the terms
        and conditions of the covered bonds described later in the prospectus.

Taxation, page 18

10.   Please revise to explain who qualifies as a "specified shareholder."

Status of the Covered Bonds, page 19

11.   Please revise to clarify the "certain limited circumstances" in which the covered bonds would not constitute deposits.

Covered Bond Swap Agreement, page 22

12.   Please revise to describe the "other risks" against which this agreement provides a hedge.

Risk Factors, page 23

13.   Please revise your risk factor disclosure where appropriate to discuss risks related to the following:

- The Bond Trustee not being obligated to serve an Issuer Acceleration Notice on the Bank or Notice to Pay on the Guarantor,

- The Bond Trustee not being required to seek enforcement of the provisions of the Trust Deed and the covered bonds,

- Covered bonds being issued in global form, and

- Reliance on the Bank as the swap provider, including any related conflicts, if applicable.

The Guarantor may not be able to sell Loans prior to maturity . . . , page 28

14.   Please revise to explain when the sale of Selected Loans will be subject to the prior written approval of the Bond Trustee or will require the Bond Trustee to release the Loans and their Related Security. We note your disclosure on page 146.

The Guarantor and the covered bondholders place significant reliance . . . , page 29

15.   We note your reference here and elsewhere to minimum credit ratings required to be maintained by the Bank. Please revise to clarify these minimum credit ratings.

Limitations on recourse to the Seller . . . , page 37

16.   We note your disclosure that the Guarantor will be entitled to require the Seller to
        repurchase the Loan and Related Security. Please revise to discuss why the Guarantor
        may not require the Seller to repurchase the Loan and Related Security and any
        associated risks.

The Portfolio consists of Loans and their Related Security to be randomly selected . . . , page 38

17.   We note your statement that only "limited due diligence on a very small number of
        individual Portfolio assets has been performed" and that none of the transaction parties
        has undertaken or will undertake any due diligence and will rely on the representations
        and warranties. However, we also note your statement on page 109 that "a review by the
        Bank of randomly selected Loans in the Portfolio will be described in the prospectus
        supplement," which contemplates a review of the loans. Please revise or advise. Please
        also provide a description of the asset review process that will be undertaken. Refer to
        Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

Issuance of covered bonds in book-entry form . . . , page 43

18.   Please expand your disclosure to identify some of the types of investors that may not be
        able to hold securities in book-entry form and to explain the impact of book-entry
        issuance on pledging.

Description of the Covered Bonds, page 56

General, page 56

19.   We note your disclosure that you may issue covered bonds in amounts that exceed the
        total amount specified on the cover of the prospectus supplement at any time without the
        consent of the holders of covered bonds and without notifying them. Please tell us
        whether you would amend your prospectus supplement or file a new prospectus
        supplement.

20.   Please note that it is not appropriate to qualify your disclosure here or elsewhere in your
        filing by reference to statutes, regulations, or other sources. Revise to eliminate such
        qualifications and indicate that all material information is discussed.

Pre-Maturity Liquidity Test, page 58

21.   Please describe the certain actions that the Cash Manager and Guarantor are required to
        undertake upon the failure or breach of the Pre-Maturity Test.

Terms and Conditions of the Covered Bonds, page 63

22.   Please delete any sections in the Terms and Conditions which you have marked as "Reserved."

Summary of the Principal Documents, page 109

23.   We note your use of defined terms in this section to refer to various participants in the covered bond program, such as the Cash Manager, Account Manager, Account Bank, GDA Provider, Interest Rate Swap Provider, and Covered Bond Swap Provider. Please revise your discussion of each agreement as appropriate to clarify the various roles that will initially be performed by the Bank.

24.   Please include a description of the Trustee's prior experience serving as a trustee for similar transactions and the Trustee's duties and responsibilities under the transaction documents and under applicable law. Refer to Items 1109(b) and (c) of Regulation AB. We also note that information relating to the Trustee was difficult to locate. Please revise in an appropriate place and, if necessary, create a new section in the prospectus.

Mortgage Sale Agreement, page 115

Scotia Total Equity Plan and STEP Loans, page 116

25.   We note your statement that the Bank expects that the Portfolio will from time to time include STEP loans. Please include disclosure in the appropriate location of the percentage of the value of the covered bond portfolio loans that are STEP loans.

Repurchase of Loans, page 125

26.   Since the Guarantor is an affiliate of the Bank, please include a discussion of the conflicts associated with the repurchase provisions given that the Seller, which may be the Bank or another affiliate of the Bank, is the obligated party to repurchase.

Defaulted Loans, page 127

27.   Since the Cash Manager is the Bank, please include a discussion of the conflicts associated with the identification of Non-Performing Loans in the Portfolio given that the Seller, which may be the Bank or another affiliate of the Bank, is the obligated party to repurchase.

Interest Rate Swap Agreement, page 151

28.   We note the Guarantor and the Interest Rate Swap Provider will swap the amount of interest received by Guarantor from borrowers and related amounts in the Portfolio in exchange for an amount sufficient to pay the interest payable on the Intercompany Loan plus a certain amount of expenses. However, you then state that the amounts received by the Guarantor under this agreement will be equal to the amount to be paid by it under the Covered Bond Swap Agreement plus an amount for certain expenses. Please explain how the Guarantor will receive both the amounts to be paid by it under the Covered Bond Swap Agreement and an amount equal to the monthly amount of interest payable on the Intercompany Loan as defined under the agreement. Also, clarify the basic terms of the Interest Rate Swap Agreement or reference where this information can be found in the document including the notional, currency, the Provider, and the interest payable under the Intercompany Loan.

Covered Bond Swap Agreement, page 154

29.   Please revise to explain the "other risks" that the Covered Bond Swap Agreement hedges against and the basic terms of the agreement like notional and party to the agreement other than the Guarantor and Bond Trustee or reference where this information can be located in the document.

Stand-by Bank Account Agreement, page 158

30.   Please revise this section to clarify the Standby Account Bank and Standby GDA Provider. Please also reconcile your disclosure regarding, or explain the difference between, the "Stand-by GDA Provider" on page 159 and the "Standby GDA Provider" on pages 15 and 258.

Guaranteed Deposit Account Contract, page 158

31.   Please revise this section and the following section to clarify the interest rates applicable to your guaranteed deposit account and stand-by guaranteed deposit account.

Cashflows, page 161

Pre-Acceleration Revenue Priority of Payments, page 162

32.   We note certain remunerations that are payable under the priority of payments, including without limitation, amounts due and payable to the Cash Manager, the Cover Pool Monitor and the Custodian. Please include in the appropriate sections of the prospectus, the fee rates of such remuneration due and payable to each such transaction party.

Covered Bond Portfolio, page 174

33.   Please include a discussion of the process and criteria for selecting loans for sale to the Guarantor for inclusion in the Covered Bond Portfolio, and for selecting Randomly Selected Loans for sale by the Guarantor. Refer to Item 1111(a)(4) of Regulation AB.

Characteristics of the Loans, page 174

34.   We note your statement that the Bank may make more than one mortgage loan and provide other credit products to a borrower under the STEP Plan, in which case such loans and other credit products will be subject to cross-default. Please include disclosure of the percentage of the value of the covered bond portfolio loans that are subject to cross-default provisions.

Loan Origination and Lending Criteria, page 177

35.   Please revise to include a discussion of the origination and lending criteria as applicable to STEP loans. Please confirm to us that you have included a discussion of the origination and lending criteria for all types of loans included or to be included in the pool.

36.   We note your disclosure that all mortgage applications exceeding the approval authority of the applicable branch or that were declined by the SAM but are supported for approval by the branch based on sound business reasons are submitted to the Bank's exception underwriting centre, known as the Adjudication Centre of Expertise, for review and approval. Please revise, where appropriate, to comply with Item 1111(a)(8) of Regulation AB.

Valuations, Appraisals and Credit Strategy, page 179

37.   We note that you obtain the value of the underlying property of all residential mortgage loans as part of your mortgage approval policy. You discuss two methods, a third-party predictive model or a full appraisal, and which method used depends on several loan specific factors including the Loan-To-Value ratio. Please revise to describe the third-party predictive model used in greater detail including the source of inputs to the model. In an effort to provide greater transparency about your loan portfolio, also discuss whether one of the valuation methods is used more frequently than the other.

Credit Effectiveness Review, Audit Process and Quality Control Process, page 181

38.   We note that you perform pre- and post-funding loan reviews for all origination channels to ensure loans are granted with specified authority levels and in compliance with your

policy and program guidelines. Please revise to disclose whether you have a history of identifying material issues or a significant amount of non-material issues through these reviews. If so, describe the issues found, the volume of loans with issues noted in the most recent fiscal year, and the impact to the Covered Bonds. Specifically address whether such issues resulted in the violation of representations and warranties that could have triggered a loan repurchase from the Covered Bond Portfolio.

The Servicer, page 182

39.   Please include a description of the Servicer's experience in servicing assets of any type and in servicing mortgage loans. Refer to Item 1108(b)(2) of Regulation AB.

Certain Matters of Canadian Law, page 186

Requirements for Registered Covered Bond Programs, page 186

40.   Please revise to describe material requirements or criteria that must be met in order for covered bond programs to be registered.

Permitted Collateral, page 186

41.   We note your statement that the Guarantor may hold substitute assets that may consist of securities. Note that if you contemplate including securities in the portfolio, consideration must be given to whether the registration of those securities would be required under the Securities. Please confirm that you will file a new registration statement if the portfolio includes securities that would require registration due to their inclusion in the covered bond portfolio.

Glossary, page 223

42.   Please limit your glossary to terms that are difficult to define in the text of the disclosure and eliminate terms that are generally understood. In this regard, we note that many of the terms are commonly understood by the investment community, such as accrued interest, borrower, Canadian Dollar, DTC, IFRS, and ISDA. Additionally, many of the items refer back to the text.

43.   Please eliminate references in this section to exhibits or outside sources such as "Schedule 5 . . . to the Trust Deed," or "ISDA Definitions."

Item 9. Exhibits, page 265

44.   Please file the exhibits with your next amendment.

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 2 – Management's Discussion and Analysis

Risk Management, page 55

Credit risk, page 58

45.   We note your disclosure on page 59 that internal credit risk ratings and associated risk
        parameters affect loan pricing and computation of the collective allowance for credit
        losses. We further note your disclosure of internal ratings and probability of default (PD)
        grades by the amount of exposure at default on pages 170 and 171 of Exhibit 3. Please
        revise your disclosure in future filings, either here or in the "Significant Accounting
        Policies" Note on page 115 of Exhibit 3, to clarify how these ratings and parameters are
        used in your collective allowance. In this regard, consider separately disclosing your
        loan portfolios by internal risk rating and carrying value. Refer to paragraph 36(c) of
        IFRS 7.

46.   On page 59, you state that the types of acceptable collateral for corporate and commercial
        credit exposures and related valuation processes are documented in risk management
        policies and manuals. We also note your individual impairment allowance policy on
        page 115 that you consider the realizable value of the security and likelihood of
        successful repossession. Considering that the value of the underlying collateral is a factor
        in your impairment analysis, please tell us and revise your future filings to disclose your
        collateral valuation policies by addressing the following:

        •   Discuss how frequently you obtain appraisals for the underlying collateral for both
            loan origination and loan impairment analysis and the level of appraisal obtained. For
            example, do you utilize in-person appraisals, drive-by appraisals, automated valuation
            models (AVMs), or house price indices to support property values? If your appraisal
            process differs by loan product, disclose those differences.

        •   If AVMs or third party sources are used in your appraisal process, tell us the controls
            and processes you have in place to validate the valuations provided by the AVMs or
            third party sources.

        •   Tell us whether your appraisal policies related to your impairment analysis and loan
            originations have changed during the periods presented and if so, describe the
            significant changes.

Exhibit 3 – 2012 Consolidated Financial Statements

Notes to the 2012 Consolidated Financial Statements, page 109

Note 3. Significant accounting policies, page 110

Purchased loans, page 114

47.   You disclose that for individually assessed loans, the credit mark established at the date of acquisition is tracked over the life of the loan, and changes to the expected cash flows of these loans from those expected at the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income. Please provide us with your accounting analysis for not amortizing any portion of the credit mark. Also tell us why you record improvements in expected cash flows as a recovery in the provision for credit losses as opposed to net interest income considering there were no allowances for credit losses recorded on the date of acquisition.

48.   You state that the credit mark adjustment comprises both an incurred loss mark and a future expected loss mark. Please address the following:

   - Tell us whether you separately identify loans with incurred losses at acquisition and loans without incurred losses at the acquisition date, and if so, identify the factors you consider in identifying purchased loans with incurred losses and those without incurred losses. If you do not separately identify purchased loans with incurred losses, tell us why not, and discuss how you considered paragraph AG5 of IAS 39.

   - Discuss the factors that you consider in distinguishing between incurred credit marks and expected credit marks.

   - Tell us and revise your future filings to disclose the amount of loans, if any, acquired at a deep discount, and confirm that you will quantify any loans acquired at a deep discount as part of the ING Direct acquisition.

49.   Tell us how the initial fair value amount recorded for both categories of purchased loans (i.e., those that are individually assessed and those that are collectively assessed) is accreted over the term of the loan and to what amount (i.e., contractual principal, expected cash flows, or contractual principal less incurred losses). Tell us the accounting guidance that you relied upon for this accounting policy.

Note 6. Fair value of financial instruments, page 122

50.   We note that a significant amount of your trading assets and investment securities are classified as Level 2 or 3 within the fair value hierarchy. We also note your valuation

techniques disclosure for trading and investment securities that when quoted prices are not available you use other valuation techniques or models that may include market-observable inputs or unobservable inputs. Please revise your future filings to identify the valuation techniques and related assumptions used to measure the fair value of each of your Level 2 and 3 trading assets and investment securities. Refer to paragraphs 25 to 27 of IFRS 7.

Note 9. Derivative financial instruments, page 128

51.   We note your credit risk exposure for derivatives on page 131 was reduced by C$23.3 billion due to the master netting agreements, collateral, and other. We further note in footnote (2) to the table that appears on this page that this amount is on a "regulatory basis." Please revise your future filings to clarify what "other" represents and the term, "regulatory basis." Address how your disclosure on a "regulatory basis" that nets "other" amounts is consistent with the guidance in paragraph 13A of IFRS 7.

Note 13. Impaired loans and allowance for credit losses, page 137

52.   We note your allowance rollforward on page 138 and that you also provide the ending allowance balance as of October 31, 2011 and November 1, 2010. Considering you know the beginning and ending allowance balances for Fiscal Year 2011 and the provision for credit losses, please tell us why you did not include a rollforward for this comparative period, and revise your future filings to include the comparative period allowance rollforward. Refer to paragraph 21 of IFRS 1.

Forms 6-K filed March 5, 2013 and May 28, 2013

53.   Please tell us whether you had any changes, as opposed to material changes, in your internal control over financial reporting during the first and second quarters that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will use that language in future filings.

54.   We note that Standard & Poor's and Moody's Investors Service downgraded your credit ratings one notch during the first quarter. Please tell us how you considered disclosing the occurrence and impact of these credit rating downgrades.

Richard E. Waugh
The Bank of Nova Scotia
June 27, 2013
Page 12

Exhibit 99.1 of May 28, 2013 Form 6-K – Second Quarter results 2013

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited), page 40

Note 22. Business combinations, page 65

55.   We note that you acquired $30.8 billion in loans in the ING Direct acquisition. Please confirm that, in future filings, you will separately quantify the amount of purchased loans acquired with incurred credit marks, those acquired with expected credit marks, and those without any credit mark. In addition, confirm that you will disclose reasons for changes in the incurred and expected loss marks in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Richard E. Waugh
The Bank of Nova Scotia
June 27, 2013
Page 13

       You may contact Lindsay McCord at (202) 551-3417 or Staci Shannon at (202) 551-3374 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng of the Office of Structured Finance at (202) 551-3811, Aslynn Hogue at (202) 551-3841 or Michael Seaman at (202) 551-3366 with any other questions.

                             Sincerely,

                             /s/ Michael Seaman for

                             Suzanne Hayes
                             Assistant Director